Exhibit 4.23

Barclays Corporate Secretariat
Level 29
One Churchill Place
12 July 2010	London
E14 5HP

Robert E Diamond Jr
President, Barclays PLC, CEO Corporate and Investment Banking and Wealth Management	Tel 020 7116 1000
Barclays Capital	Fax 020 7116 7665
5 The North Colonnade
Canary Wharf
London E14 4BB

Dear Bob

Indemnity contained in Articles of Association

Clause 3 of the Assignment Agreement attached as Schedule 1 to your employment contract dated 25 May 2005 (“your Assignment Agreement”) states that your duties as a director of Barclays or any member of the Barclays Group are subject to the Articles of Association of the relevant company for the time being.

For the avoidance of doubt, the Boards have confirmed that as a director of Barclays PLC and Barclays Bank PLC (and in respect of any directorship that you undertake at the express behest of Barclays) you have the benefit of and are able to rely upon the indemnity contained in Article 147 of the Barclays PLC Articles of Association and the identical wording in Article 143 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into your contract. Copies of the relevant Articles are attached for your ease of reference.

The terms of this letter (including the additional term of employment) and the benefit of the indemnity confirmed by it are governed by English law and the parties agree to submit to the exclusive jurisdiction of the English Courts.

Yours sincerely

Lawrence Dickinson	Patrick Gonsalves
Company Secretary	Joint Secretary
Barclays PLC	Barclays Bank PLC

Countersigned by

Director

8008D00E v1.1

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP